UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        INFORMATION REQUIRED PURSUANT TO
              RULE 14F-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDED FILING)


                                 APRIL 15, 2005
                                (Date of Report)


                           NORTH SHORE CAPITAL IV INC.
             (Exact name of registrant as specified in its charter)


          COLORADO                   000-30383                  54-1964054
(State or other jurisdiction        (Commission                (IRS Employer
      of incorporation)             File Number)             Identification No.)


                              2208 PERSHING AVENUE
                           SHEBOYGAN, WISCONSIN 53083
                    (Address of principal executive offices)


                                  920-207-7772
              (Registrant's telephone number, including area code)

         This Amendment No. 1 to the Rule 14f-1 filing modifies and restates in its entirety the Rule 14f-1 filing originally filed with the Securities and Exchange Commission ("SEC") on February 22, 2005. This information is being provided pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") and Rule 14f-1 promulgated thereunder.

BACKGROUND

         Effective as of December 13, 2004, North Shore Capital IV Inc., a Colorado corporation (the "Registrant"), entered into a Share Exchange and Reorganization Agreement (the "EXCHANGE AGREEMENT") with Gridline Communications Corp., a Delaware corporation ("GRIDLINE"), and the beneficial holders thereof (the "GRIDLINE STOCKHOLDERS"), which sets forth the terms and conditions of the business combination of the Registrant and Gridline (the "TRANSACTION") in which all Gridline Stockholders exchange every 2.03151261 (the "EXCHANGE RATIO") shares of Gridline common stock, par value $.0001 per share, held by them for one share of common stock, par value $0.001 per share (the "NSC COMMON STOCK"), of the Registrant's successor in interest ("NSC") resulting from the Registrant's proposed reincorporation in Delaware. The Registrant is effecting such transaction based upon the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended. As a result of the Transaction, Gridline shall become a wholly-owned subsidiary of the Registrant, and stockholders of Gridline shall become the controlling stockholders of NSC. All options and warrants exercisable for, and securities convertible into, shares of Gridline common stock shall, upon the Closing of the Transaction, be exercisable for such number of shares of NSC Common Stock as the holder thereof would have received if such options and warrants had been exercised for, or such convertible securities converted into shares of Gridline Common Stock, immediately prior to such Closing. The exercise price of such options and warrants, and the conversion price of such convertible securities shall be adjusted by multiplying such price by the Exchange Ratio.

         The Exchange Agreement requires the Registrant to change its state of incorporation to Delaware and to increase the number of authorized shares to 250,000,000 shares of capital stock to facilitate the Transaction. The closing (the "CLOSING") of the Transaction is anticipated to take place during May 2005, following the satisfaction or waiver of each of the closing conditions set forth in the Exchange Agreement, including reincorporation of the Registrant in
Delaware with an increased number of authorized shares as required for the proposed Transaction, approval by Registrant's Stockholders of such reincorporation and completion of all required filings with the United States Securities and Exchange Commission (the "SEC").

         Pursuant to the Exchange Agreement, the holders of interests in Gridline shall receive an aggregate of 47,600,000 shares of NSC Common Stock. Giving effect to such issuances and other required issuances to consultants at the Closing, the holder of interests in Gridline shall hold approximately 95.5% of the outstanding NSC Common Stock immediately following such issuances. The Exchange Agreement provides that, at the Closing, the directors of the Registrant shall appoint the directors designated by Gridline (collectively, the "DESIGNATED DIRECTORS") and the Registrant's existing directors shall then resign. Thereafter, the Designated Directors shall comprise the entire Board of Directors of the Registrant.

         The information set forth herein relating to Gridline has been provided to the Registrant by Gridline for disclosure herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

         On the date hereof, there are 2,247,500 shares of NSC Common Stock issued and outstanding. Each holder of NSC Common Stock is entitled to cast one vote, in person or by proxy, for each share of

NSC Common Stock held by such holder. The NSC Common Stock is the only capital stock of NSC Common Stock outstanding as of the date hereof.

         The following table sets forth information as of the date hereof with respect to the beneficial ownership of the outstanding shares of NSC Common Stock immediately prior to and following the Transaction by (i) each person known by the Registrant to beneficially own five percent (5%) or more of the outstanding shares; (ii) the Registrant's officers and directors; (iii) the Registrant's officers and directors as a group; and (iv) the Designated Directors who will replace the Registrant's current directors immediately following the Closing.

         As used in the table below, the term "BENEFICIAL OWNERSHIP" means the sole or shared power to vote or direct the voting, or to dispose or direct the disposition, of any security. A person is deemed as of any date to have beneficial ownership of any security that such person has a right to acquire within 60 days after such date. Except as otherwise indicated, the stockholders listed below have sole voting and investment powers with respect to the shares indicated. For purposes hereof, beneficial ownership prior to the Closing has been determined assuming 2,247,500 shares of NSC Common Stock outstanding and beneficial ownership immediately following the Closing has been determined assuming 49,847,500 shares of NSC Common Stock outstanding, giving effect to the Reincorporation Transaction and the issuance of 2.03151261 shares for each share of the Registrant currently outstanding, but without giving effect to the exercise or conversion of options, warrants and convertible securities which, upon Closing of the Transaction, shall be exercisable for shares of NSC Common Stock.


                                                SHARES OF COMMON STOCK                       PERCENTAGE OF CLASS
                                                  BENEFICIALLY OWNED                          BENEFICIALLY OWNED
                                      --------------------------------------------   -------------------------------------



  NAME AND ADDRESS OF                    IMMEDIATELY             IMMEDIATELY           IMMEDIATELY          IMMEDIATELY
   BENEFICIAL OWNE                       PRIOR TO THE           FOLLOWING THE         PRIOR TO THE       FOLLOWING THE
                                           CLOSING                 CLOSING               CLOSING            CLOSING
----------------------------------    -------------------    ---------------------   ----------------   ----------------
Gerard Werner*                           2,200,000                2,200,000              97.9%                3.6%
Robert A. Fenn*                                  0                        0                 0%                  0%
Mark P. Johnston*                                0                        0                 0%                  0%
Blaize N. Kaduru(1)**                            0               10,337,125                 0%               20.7%
Duncan E. Wine(2)**                              0               10,337,125                 0%               20.7%
Vernon Jackson(3)**                              0               10,337,125                 0%               20.7%
W. Randall Miller                                0                3,445,708                 0%                6.9%
Stanford Milnes                                  0                1,230,610                 0%                2.5%
Herbert O. Orji, Ph.D.**                         0                  492,244                 0%                1.0%
Jamila E. Jefferson**                            0                  492,244                 0%                1.0%
George Boitano                                   0                  246,122(4)              0%                    (4)
Matthew Prebeg                                   0                  246,122(4)              0%                    (4)
Adam Berlew                                      0                  246,122(4)              0%                    (4)
Stephen E. Smith, Jr.                            0                  246,122(4)              0%                    (4)
Goldstein & Faucett LLP(5)                       0                  246,122(4)              0%                    (4)
Aventura Holdings(6)                             0                1,107,601                 0%                2.2%(11)
Reich Capital(7)                                 0                1,615,357                 0%                3.2%(12)
Avercap(8)                                       0                1,265,357                 0%                2.5%(13)
Helena Wahala                                    0                2,615,356                 0%                5.2%(14)
Laguna Partners I LLC(9)                         0                3,055,714                 0%                6.1%(15)


                                       3

                                                SHARES OF COMMON STOCK                       PERCENTAGE OF CLASS
                                                  BENEFICIALLY OWNED                          BENEFICIALLY OWNED
                                      --------------------------------------------   -------------------------------------



  NAME AND ADDRESS OF                    IMMEDIATELY             IMMEDIATELY           IMMEDIATELY          IMMEDIATELY
   BENEFICIAL OWNE                       PRIOR TO THE           FOLLOWING THE         PRIOR TO THE       FOLLOWING THE
                                           CLOSING                 CLOSING               CLOSING            CLOSING
----------------------------------    -------------------    ---------------------   ----------------   ----------------

HaDavar HaNachon LLC                             0                3,055,713                 0%                6.1%(16)
c/o Citigrand Limited
Hong Kong (10)


All Current Executive Officers
and Directors as a group (one
person)                                  2,200,000                2,200,000              97.9%                3.6%

All designated directors and
executive officers
as a group (6 persons)                           0               33,226,473                 0%               66.6%



----------------------------------
   *     Indicates current Director.
   **    Indicates Designated Director.

(1) Mr. Kaduru shall hold of record and beneficially immediately following the Closing 500,000 shares of common stock and beneficially owns an additional 20,500,000 shares through Serengeti Group LP, a Bahamian limited partnership controlled by Mr. Kaduru and his family.

(2) Mr. Wine holds of record and beneficially immediately following the Closing 700,000 shares of common stock and beneficially owns an additional 20,300,000 shares through Halocom Group LP, a Bahamian limited partnership controlled by Mr. Wine and his family.

(3) Vernon Jackson, a director of the company, is the Chairman of the Board of Directors, Chief Executive Officer, and controlling stockholder of iGate, Inc., in the name of which the referenced securities are held.

(4)      Indicates less than one percent.

(5)      Goldstein  &  Faucett  LLP  is  controlled  by  Edward  W.   Goldstein,
         Christopher Faucett and Corby Vowell.

(6)      Aventura Holdings is controlled by Jukka Tolonen.

(7)      Reich Capital is controlled by Bettina Mackenbach.

(8)      Avercap is controlled by Olavi Luanto.

(9) Shelly Singhal is the sole manager of Laguna Partners I LLC, which is located at 610 Newport Centre Drive, Suite 1205, Newport Beach, California 92660

(10) HaDavar HaNachon LLC c/o Citigrand Limited Hong Kong is controlled by David Brown c/o Reitler Brown & Rosenblatt LLC, 800 Third Ave., 21st Floor, New York, NY 10022.

(11) Represents 400,000 shares issuable upon the exercise of warrants, 215,357 shares issuable upon the conversion of notes, and 492,244 shares of NSC Common Stock.

(12) Represents 1,400,000 shares issuable upon the exercise of warrants and 215,357 shares issuable upon the conversion of notes.

(13) Represents 1,050,000 shares issuable upon the exercise of warrants and 215,357 shares issuable upon the conversion of notes.

(14) Represents 2,400,000 shares issuable upon the exercise of warrants and 215,356 shares issuable upon the conversion of notes.

(15) Represents 2,625,000 shares issuable upon the exercise of warrants and 430,714 shares issuable upon the conversion of notes.

(16) Represents 2,625,000 shares issuable upon the exercise of warrants and 430,713 shares issuable upon the conversion of notes.

DIRECTORS TO BE ELECTED AT THE CLOSING OF THE TRANSACTION

         PRIOR TO THE CLOSING

         Prior to the Closing, the Board of Directors of the Registrant consisted of three directors; one non-independent director, Gerard Werner, and two independent directors, Robert A. Fenn and Mark P. Johnston. The sole officer of the Registrant prior to the Closing is Gerard Werner.

         Mr. Werner served as the sole director and executive officer of the Registrant since its inception on February 3, 1999 until the appointment of Mr. Fenn in November 2004 and Mr. Johnston in December 2004. Mr. Werner is an attorney and graduated from the Georgetown University Law School in 1997. Mr. Werner has been a member of the District of Columbia Bar Association since January 1999. Mr. Werner served as Secretary and Director of Cyberfast Systems, Inc., an internet telephony company based in Boca Raton, Florida. He joined the board of Cyberfast in October, 1999, as a result of Cyberfast's acquisition of Global Telcom and Internet Ventures, a Colorado corporation of which he was a director, and served through the company's shareholders meeting in June, 2001, at which time he resigned.

         Mr. Mark Johnston is a director of North Shore Capital II, Inc. and North Shore Capital IV, Inc. Mr. Johnston obtained a degree from the University or Florida, Gainesville with a Bachelor of Science degree in 1979. Mr. Johnston was a sales manager for True Green in Jacksonville, Florida from 1981 until 1986. He was a sales and service manager for Lesco Inc. of Tampa, Florida from 1986 until 1992. From 1992 until 1994 Mr. Johnston was a professional Turf consultant with Vigoro Industries in Winter Haven, Florida. From 1994 until 1999 Mr. Johnston was a Golf Course Consultant with The Scotts Company of Marysville, Ohio. Mr. Johnston is presently employed with Superior Crane Corporation of Waukesha, Wisconsin as the Regional Sales Manager.

         Mr. Robert Fenn is a director of North Shore Capital II, Inc. and North Shore Capital IV, Inc. In 1972 Mr. Fenn attended St. Norberts College. He also attended the University of Wisconsin in 1974. From 1992 until 1994 Mr. Fenn was a store manager of Play It Again Sports. Mr. Robert Fenn has spent the last fourteen years as an automobile sales professional. He is currently employed with Ernie Von Schledorn in Mequon, Wisconsin.

         EXECUTIVE OFFICERS AND DIRECTOR NOMINEES COMMENCING AT THE CLOSING

         The three current directors of the Registrant will resign upon the Closing of the Transaction; additionally, the sole officer of the Registrant, Mr. Werner, will resign following the Closing of the Transaction. Upon the Closing, the Gridline executive officers, directors and director nominees shall be the executive officers, directors and director nominees of the Registrant as listed below. Also commencing at the Closing, the Board of Directors of the Registrant shall consist of five (5) directors, including Herbert O. Orji, PhD., Vernon L. Jackson and Jamila E. Jefferson, of which Ms. Jefferson is the only director with no material relationship with Gridline that would interfere with the exercise of independent judgment. Each director shall be elected for a period of one year at the Registrant's annual meeting of stockholders and shall serve until the next meeting or until his or her respective successor is duly elected and qualified. The Board of Directors may also appoint additional directors up to the maximum number permitted under the by-laws. A director so chosen or appointed will hold office until the next annual meeting of stockholders. Each executive officer of the Registrant serves at the discretion of the board of directors and holds office until his or her successor is elected or until his or her earlier resignation or removal in accordance with the certificate of incorporation and by-laws.

         Set forth below is certain information with respect to the individuals to be named director of the Registrant at the Closing and executive officers of the Registrant as of the Closing:

NAME                     AGE    POSITION
----                     ---    --------
Blaize N. Kaduru          53    President, Chief Executive Officer, and Director
Duncan E. Wine            45    Chairman of the Board of Directors
Vernon L. Jackson         52    Director
Herbert O. Orji, Ph.D.    54    Director
Jamila E. Jefferson       32    Director
Stanford D. Milnes        56    Executive Vice President of Sales/Marketing

         The following is a brief description of the business background of each of the named executive officers and directors of the Registrant:

         BLAIZE N. KADURU; PRESIDENT, CHIEF EXECUTIVE OFFICER, AND DIRECTOR. Mr. Kaduru co-founded Gridline and has served as chief executive officer since Gridline's inception on July 1, 2004. From December 2002 until the founding of Gridline, Mr. Kaduru served as President/CEO of Yaak River Resources, Inc., a Colorado Corporation; NASDAQ: YAAKA.OB, now Lifeline Pharmaceutics, Inc. NASDAQ:
LFLT.OB. From June 1997 to December 2002, he served as Executive Vice President, Business Development of Wireless Communications Technology, Inc., a spin-off of Prodigy Communications, Inc. From 1993 through June 1997, Mr. Kaduru was a co-founder and Senior Vice President, Business Development of International Wireless, Inc., formerly Comstar, Inc., ("International Wireless"), a U.S. company that acquired and developed cellular telephone operating licenses in a number of African countries, including the first build-out of a GSM cellular network (the European digital cell phone standard) in Africa. During this period, Prodigy Communications, Inc. acquired International Wireless, and in 1998 Mr. Kaduru was named Executive Vice President of International Wireless. Between 1985 and 1993, Mr. Kaduru was a consultant engaged by a number of Fortune 500 Financial Services Firms, including John Hancock Advisors, Inc., and American Express Financial Advisors, Inc. Mr. Kaduru served on the City of Houston's Mayoral Advisory Board for International Trade Development, a think-tank charged with the responsibility of sourcing, advocating, and exposing Houston to international business opportunities and markets, from 1999 to 2001. Mr. Kaduru holds a Master's Degree in Agro Economics from Texas A & M University
(1984), and a Diploma in Telecommunications Network Technologies, from the College of Engineering and Applied Science, Southern Methodist University (SMU,
2001). Mr. Kaduru's brother-in-law is fellow board member Herbert O. Orji, PhD.

         VERNON L. JACKSON; DIRECTOR, CO-FOUNDER. Mr. Jackson has served as one of Gridline's co-founders and Directors since July 1, 2004. Mr. Jackson has founded and, since June 1998, has served as the Chairman of the Board of Directors and Chief Executive Officer of iGate, Inc. ("IGATE"), which pioneered the development and implementation of broadband communications over existing copper wire infrastructure. In 2002, iGate was named as a defendant in JIYUB LEE
V. IGATE,  INC.,  Case No.

1:02CV01392, in which plaintiff made allegations concerning a violation of the District of Columbia Securities Act of 2000 and claimed damages arising out of an unregistered offering and sale of securities. This action was settled and resolved without a judgment against the defendant; however, a default judgment was entered against iGate for failure to pay a settlement agreement. On April 19, 2001, Edward B. Wilson filed an action against iGate and Jack W. White. This action was settled and resolved without a judgment against the defendants; however, a default judgment was entered against iGate and Jack W. White for failure to pay a settlement agreement. Mr. Jackson has over 25 years experience in technology design and implementation with expertise in design of video, audio, and data networks inside many of the public telephone companies, including AT&T and the regional bell operating companies, and customized private premises networks. Over the last 15 years, Mr. Jackson founded VideoLan Technologies, Inc., Universal Four-Pair, Inc., and L&LD Communications, Inc. Mr. Jackson co-authored and applied for patent for "Local Area Network for Simultaneous, Bi-directional Transmission of Video Bandwidth Signal" for which he was awarded the U.S. Patent # 5537142 on July 16, 1996. He was awarded and issued a second U.S. Patent #6,240,554 on May 29, 2001 for the transmission and equalization of broadband signals over copper telephone lines. Mr. Jackson served as officer, director and founder of VideoLan Technologies, Inc., a broadband technology company that completed its initial public offering in 1995 and was traded on the NASDAQ National Market Over The Counter (OTC) System under the symbol VLNT, and reached a market valuation of more than $1 billion during Mr. Jackson's service to the Company. Mr. Jackson started his career with AT&T Bell Labs while still a high school student in Louisville, Kentucky. He earned an Associate Degree in Electronics Engineering from the United Electronics Institute in 1972.

         DUNCAN E. WINE; CHAIRMAN OF THE BOARD OF DIRECTORS. Mr. Wine has served as Gridline's Chairman of the Board of Directors since July 1, 2004. Duncan E. Wine is founder, President and Chief Executive Officer of D.E.Wine Investments Inc., a sixteen years old regional investments securities brokerage firm headquartered in Houston, Texas, with approximately 3,000 customers world-wide. Mr. Wine has been involved in the organization and early stage financing of a number of technology and telecommunications companies, including:

     o Boston Technology, Inc., now Comverse Technology, Inc. (NASDAQ: CMVT). Boston Technology, Inc. pioneered the development of central office voice-mail systems worldwide. In 1986, Mr. Wine was responsible for the initial start-up funding capital for Boston Technology.

     o Dynacq Healthcare Inc., which operates surgical hospitals and out-patient surgical centers in Dallas, Baton Rouge, and Houston. In 1991, Mr. Wine was responsible for the initial start-up funding capital for Dynacq, which he took public in a reverse merger in 1991.

     o International Wireless, Inc., which developed the first GSM cellular phone network in the West African region (in the Ivory Coast) in 1996. In 1994, Mr. Wine co-founded International Wireless and arranged its initial start-up funding.

     o Calypso Wireless Inc., (NASDAQ: CLYW) In 2003, Mr. Wine helped Calypso Wireless raise capital to complete development and begin production of its WiFi to cellular switching technology, known as ASNAP(TM), or Automatic Switching of Network Access Points proprietary technology.

         HERBERT O. ORJI, PHD; DIRECTOR. Dr. Herbert O. Orji is an Investment Banker, Chartered Stockbroker and a Fellow of the Chartered Institute of Bankers (U.K & Nigeria). He has been Chairman and CEO of SUMMA GUARANTY & TRUST COMPANY PLC ("SGTC"), a member firm of the Nigerian Stock Exchange, since 1993. In 1985, he was appointed the Managing Director and CEO of Progress Bank of Nigeria Pic where he served until his resignation in 1991. Beginning in 1991, Dr. Orji worked with the IFC as a Consulting Advisor on financial projects in English speaking West African countries before joining SGTC. He is the Chairman of the Board of Business in Africa Group Ltd South Africa and current President and Chairman of Council, African Banking & Finance Association (ABFA). He is the Chairman of the Research & Development Committee of the African Business Round table (ABR), the Pan-African organization that heads the NEPAD Business Group. He also serves as the Vice-Chairman of the Industrial Training Fund (the federal government of Nigeria premier capacity building fund), and a Director of African Development Insurance Company Limited
(ADIC) and Bio-Organics Nutrients Systems Nigerian Limited. He also lectures at the National Institute for Policy and Strategic Studies (NIPSS), Nigeria, and teaches Mergers, Acquisitions, Divestitures and Valuations at the Lagos Business School MBA and Executive Education Programmers. Since 1996, he has served in several international committees on privatization of utilities, oil and gas, and infrastructure in Africa under the auspices of the ABR, World Bank-IFC, ADB and BIA investment conferences. He is the Chairman and President of the Governing Council of the United Way International-Nigeria, an affiliate of the United Way International USA and Vice-President of Harvard Business School Association of Nigeria. Dr. Orji earned a Mathematics and Economics degree (with honors) from Howard University in 1973, an MBA in Finance from the University of Michigan in 1975, a Ph.D. in Banking and Finance from the Union Graduate Institute and
University in Cincinnati, Ohio in 1979, and a Post Management Diploma from Harvard University in 1989. Mr. Orji's brother-in-law is President/CEO and fellow board member Blaize N. Kaduru.

JAMILA E. JEFFERSON; DIRECTOR. Ms. Jefferson has been an attorney in the General Business and Energy Section of the law firm of Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P. in New Orleans, Louisiana since December 2000. Ms. Jefferson's practice includes the representation of global banking corporations, other financial institutions and corporations in a broad spectrum of corporate, project, and international finance transactions and advising clients in connection with foreign debt offerings, letter of credit backed facilities, mortgage and other asset-backed transactions, oil and gas transactions, lease financings and foreign government debt offerings. Ms. Jefferson's experience in this area includes assisting clients with matters of finance, transportation, real estate sales and acquisitions, construction contracts, procurement contracts, operating agreements, sale/leaseback transactions and business policies and procedures. Prior to her affiliation with Jones Walker, Ms. Jefferson was an associate with Milling Benson Woodward, LLP in New Orleans from December 1999 until December 2000. She also practiced law with the law firm of Hogan & Hartson in Washington, DC from September 1998 until December 1999 and served as a law clerk to Judge Carl E. Stewart of the United States Court of Appeal for the Fifth Circuit immediately after graduating from law school in 1997. Ms. Jefferson, who is admitted to practice law in the District of Columbia, Maryland and Louisiana, holds a Bachelor's degree and J.D. from Harvard University earned in 1994 and 1997, respectively.

STANFORD D. MILNES; EXECUTIVE VICE PRESIDENT OF SALES/MARKETING. Mr. Milnes has been serving in a consulting role to a number of telecommunications and high technology companies to provide sales and marketing expertise for both domestic and international operations. During the past two years Mr. Milnes has served in various consulting roles including service as Vice President of Calypso Wireless, Inc., with respect to Calypso's expansion efforts in Asia, consulting with Network Compounds, Inc. to help in its international marketing efforts, and under contract with Unbound Technology, Inc., as the Executive Vice President for international sales and marketing directives. Mr. Milnes served as the senior vice president of International Sales at Scoreboard, Inc. (2000-2001), where he developed an international sales and distribution organization. Mr. Milnes' experience includes the following:

     o Business Development in Mexico, Japan, Hong Kong, Malaysia, Thailand, South Korea, New Zealand, Australia, UAE, Qatar, Kuwait, Bahrain, Egypt, and throughout Europe;

     o Introduced $200 million in high-tech products to Asia Pacific market and was responsible for managing profit and loss, marketing, and sales.

     o    Negotiated $160 million contract with Japan's largest telecom service.

     o Led development and general management of new telecom sales offices for $85 million global organization;

     o Originated $30 million annual revenue by launching new business with regional Bell operating companies in the U.S. and Canada; and

     o    Responsible  for  profit  and  loss  for  eight   multimillion-dollar,
          high-tech companies.

         Mr. Milnes has more than 25 years of international sales and marketing experience, including executive-level positions at PulsePoint Communications (formerly Digital Sound Corporation), Brite Voice Systems, Inc., and Boston Technology, Inc. Before beginning his sales and marketing career, he was a pitcher for the Chicago White Sox AAA affiliate in Portland, Oregon. Mr. Milnes holds a Bachelor's Degree in Mathematics from the University of Oklahoma and is a member of the Fellowship of Christian Athletes as well as an advisor to the United States Golf Association.

         BOARD OF DIRECTORS COMMITTEES AND MEETINGS

         Currently, the Board of Directors has no separate audit, nominating and corporate governance or compensation committees and acts as such as an entire board. The current board consists of three individuals; Gerard Werner, who is not independent and Robert A. Fenn and Mark P. Johnston, who are both independent. Mr. Fenn was recently appointed to the Board on November 13, 2004, and Mr. Johnston's appointment followed shortly after on December 15, 2004. Until the date of the Closing, the Registrant has a total of seven shareholders, with a concentration of ownership in Gerard Werner, a director and the sole officer who beneficially owns 97.9% of the total shares. Because of this concentration of ownership in one member of the Board, who was the only member of the Board from February 3, 1999 through December 2004, the Registrant maintains no nominating committee and there has been no formal policy in regards to consideration of director candidates. Additionally, due to the limited number of shareholders there has historically been an open communication network among all shareholders and ease of access to the sole Board member, this ease of communication continues today. Because of this open flow of information between all shareholders and the Board, a formal process of communication has been unnecessary.

         Promptly following the Closing, the Registrant intends to form an audit committee, a compensation committee and a nominating and corporate governance committee. A separate charter for each committee, to be adopted following the Closing, will govern the audit committee, the compensation committee and the nominating and corporate governance committee. Following the Closing, Herbert Orji, who is not independent and Jamila Jefferson, who is an independent director, shall be the sole members of the audit committee; Herbert O. Orji, PhD. and Jamila E. Jefferson will also be the members of the compensation committee, and the members of the nominating and governance committee are yet to be determined.

         During the year ended December 31, 2003, and during the nine months ended September 30, 2004, the Board of Directors of the Registrant held no meetings and took no action by written consent throughout the respective time periods. During the period from July 1, 2004 (inception) through

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September  30, 2004,  the Board of  Directors of Gridline  held two meetings and took action by written consent on three occasions, respectively.

EXECUTIVE COMPENSATION

         The Registrant does not currently have employment agreements with any of its directors, or its sole officer. The Registrant's directors, Gerard Werner, Robert A. Fenn and Mark P. Johnston, do not presently receive any compensation for their services as directors.

         Gerard Werner, the Registrant's current president, chief executive officer and director has entered into a consulting agreement with Gridline. Commencing on the date of the Closing, Mr. Werner will provide consulting services to Gridline for six months. Mr. Werner will receive $50,000 as consideration of performance of his consulting services.

         Based upon discussions with Gridline, the Registrant anticipates that it will assume the existing employment agreements with each of the executive officers and key employees of Gridline following the Closing. These agreements can be terminated at any time, subject to certain severance obligations as described below, and by the employee upon thirty (30) days advance written notice. The employment agreements also include a confidentiality clause, a non-compete provision, and provisions restricting the solicitation of employees or customers.

         Gridline's employment agreement with Blaize Kaduru, its Chief Executive Officer, became effective June 1, 2004, and pursuant to this employment agreement Mr. Kaduru will receive a salary of $10,000 per month during the year ended December 31, 2004, pending the availability of Company funds. Until enough funds become available, Mr. Kaduru will draw a reduced salary in the amount of $7,500 per month, with the remainder to be deferred. Beginning January 1, 2005, the Agreement provides that the salary of Mr. Kaduru will increase to a monthly base rate of $12,500. Gridline will review deferrals by the end of December 2004, and pay all amounts in full deferred by December 2004. The employment agreement with Mr. Kaduru requires that Gridline make severance payments to the employee if his employment is terminated by Gridline without "cause". "Cause" is defined in the employment agreement. If termination without cause is effective after six months of employment, Gridline is obligated to pay six months of severance at the employee's then current salary and premiums for six months of COBRA continuation coverage for group medical, disability, and life insurance plans. If such termination is effective on or after two years on the job, the Company is obligated to pay severance and premiums for twelve months.

         Gridline's employment agreement with Stanford Milnes, its Executive Vice President, Sales and Marketing, became effective August 1, 2004, and provides for a monthly base rate of $8,000. The employment agreement with Mr. Milnes requires that Gridline make severance payments to Mr. Milnes if his employment is terminated by Gridline without "cause". "Cause" is defined in the employment agreement. If such termination (without cause) is effective after six months of employment, Gridline is obligated to pay six months of severance at the employee's then current salary and premiums for six months of COBRA continuation coverage for group medical, and life insurance plans.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

         Gridline has entered into a Solution(s) and Product(s) Development Agreement (the "DEVELOPMENT Agreement") with iGate Inc. ("IGATE"), dated effective as of July 16, 2004, pursuant to which iGate has agreed to develop a technical solution and product package to transport high-speed data over power lines for both low-voltage and medium-voltage systems. Pursuant to the Development Agreement, Gridline has obtained the non-exclusive right to use, market, sell, maintain, and repair all

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

patents, drawings, parts lists, firmware, engineering change notices, design notes, and all such data needed to implement the solutions and services to be delivered by the products that Gridline intends to manufacture, and includes all local networks for simultaneous, bi-directional transmission of video bandwidth signals technology owned by iGate, whether patented or unpatented. Under the Development Agreement, Gridline paid $750,000 to iGate during 2004 for the development of a low-voltage system and has the option of paying iGate an additional $500,000 for the development of a mid-voltage system during 2005. In January 2005, iGate completed the development of the low-voltage system. Gridline recently paid iGate the sum of $18,500 to build a low voltage broadband over power line (BPL) demo kit for use on road shows to demonstrate to potential clients, including utilities and other interested parties, the working attributes of Gridline's pre-trial low-voltage BPL technology. Gridline is also in the process of negotiating new terms for exclusivity with iGate, for the high-speed data over power lines technology being developed by iGate for Gridline. The cost of manufacturing, installing, and delivering service to customers is the responsibility of Gridline and is not included in the cost of development paid to iGate. Vernon L. Jackson, a Director, co-founder, and substantial stockholder of Gridline, owns a controlling interest in iGate and serves as its chief executive officer. Gridline believes that the fees due to iGate under the Development Agreement reasonably represent iGate's costs for such products and services and, therefore, that such products and services are provided on terms no less favorable or onerous to Gridline than those which would be obtained from unrelated parties.

         Gridline has entered into an Investment Capital Fee Agreement (the "FEE AGREEMENT") with D.E. Wine Investments Inc., effective as of August 2, 2004, pursuant to which D.E. Wine Investments has been paid a commission of 10% of the principal amount of 8% Convertible Notes Due September 10, 2005. To date D.E. Wine Investments has sold $969,000 of the 8% Convertible Notes. The Notes are convertible into shares of Gridline common stock at the conversion price of $0.10 per share and mature on September 10, 2005. No Notes have been converted to date.

         Mr. Duncan E. Wine, who is Chairman of the Board of Directors of Gridline, receives ad hoc consulting fees for services requested by the Chief Executive Officer of Gridline pursuant to a Consulting Agreement, effective as of September 1, 2004. The Consulting Agreement provides for a monthly fee of $10,000 to be paid to Mr. Wine for a period of two years from the effective date. Mr. Wine's consulting services have been necessary during Gridline's start up phase due to restrictions in hiring permanent staff. Mr. Wine has received $25,000 for his services to date.

         Following the Closing, neither the Registrant's current directors and sole executive nor its anticipated board of directors or management will receive any benefits arising from their ownership of NSC Common Stock as a result of the exchange, with the exception of Mr. Werner's consulting agreement, that was not equally extended to all of the stockholders of NSC and Gridline and no Gridline stockholders will have had any ownership interest in NSC prior to the Closing.

LEGAL PROCEEDINGS

         No current officer, director, affiliate or person known to NSC to be the record or beneficial owners of in excess of 5% of the NSC Common Stock, or any person known to be an associate of any of the foregoing, is a party adverse to NSC or has a material interest in any material pending legal proceeding.

         No current officer, director, affiliate or person known to Gridline to be the record beneficial owner of in excess of 5% beneficial ownership of Gridline, or any person known to be an associate of any of the foregoing, is a party adverse to Gridline or has a material interest in any material pending legal proceeding.

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                         ------------------------------


                                    Signature

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


Dated:   April 15, 2005

                                   NORTH SHORE CAPITAL IV, INC.


                                   /S/ GERARD WERNER
                                   -------------------------------------
                                   Name: Gerard Werner
                                   Title: President and Chief Executive Officer

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